PROGREEN US, INC.

6443 Inkster Road, Suite 170-D

Bloomfield Hills, Michigan 48301

September 30, 2016

Securities and Exchange Commission

Washington, D.C. 20549

RE:	Progreen US, Inc. SEC Comment Letter dated September 27, 2016 Revised Preliminary Information Statement on Schedule 14C Filed September 14, 2016 File No. 000-25429

Dear Sir/Madam:

We are submitting herein the responses of Progreen US, Inc. (the “Company”) to the comments set forth in your comment letter dated September 27, 2016 on the captioned filing (the “PRER 14C”) under the Securities Exchange Act of 1934, as amended. The Company has filed, concurrently with the filing of this correspondence, an amended Schedule 14C (the “PRER2 14C”).

Principal Stockholders and Security Ownership of Management, page 2

1.	Stockholder Vote. As background for the current amendment being proposed in the Schedule 14C, on September 15, 2015, the Company’s board of directors and stockholders had previously approved by written consent amendments to the Company’s Certificate of Incorporation to increase the authorized Common Stock from 250,000,000 shares to 5,000,000,000 shares, both of which approvals authorized management to file for an increase in the number of authorized shares of common stock that was less than the maximum of 5,000,000,000 shares authorized in the consents if management determined that the full number of shares authorized was not required. On February 9, 2016, the Company filed with the Delaware Secretary of State an amendment increasing the Company’s authorized number of shares of common stock to 1,500,000 shares, the Board of Directors having determined that the full 5,000,000,000 share authorization was not required. On June 23, 2016, the Company entered into a $5,000,000 equity line financing agreement, pursuant to which a maximum of 100 million (100,000,000) shares of our common stock would be registered for this financing. The number of shares allocated for the equity line financing was the subject of discussions between Jan Telander and his brother, Ulf Telander, who controls EIG Venture Capital Ltd., the Company’s largest shareholder that has provided financing for the Company over the past several years, in that a large number of shares registered for this financing would be potentially viewed negatively by stockholders of the Company. Once the maximum number of shares was determined for the equity line in June 2016, all probable stock issuances in the near term future were known with some degree of certainty. Jan Telander and Ulf Telander then discussed, beginning in June 2016, reducing the number of authorized shares of common stock to below 1,000,000,000, again in the interests of not having more authorized stock than was needed for corporate purposes projected for at least the next several years, and decided on 950,000,000 shares. Ulf Telander, having been through the process of stockholder authorization from the preceding year, on behalf of himself and EIG Venture Capital Ltd., requested to be sent whatever consents were required so that he and EIG Venture Capital Ltd. could approve the additional reduction in the authorized common stock. A counterpart of a stockholder consent to the corporate action was sent to Mr. Ulf Telander by the Company following Board approval of the reduction in capital on August 24, 2016. No other stockholders were contacted by the Company, and there was no solicitation of any stockholder for a consent to or proxy for this action.

2.	Stock Owned by Officers and Directors. The typographical error in Mr. Jan Telander’s stock ownership disclosures has been corrected, and his ownership, and that of all officers and directors as a group, has been updated to September 29, 2016.

3.	Conversion Shares Presentation. In the PRER2 14C, Series A Preferred Stock conversion shares are not included in beneficial ownership of the Company’s common stock in the principal stockholders table.

4.	Beneficial Ownership. The principal stockholders table has been revised in the PRER2 14C to reflect the majority ownership and control of EIG Venture Capital Ltd. of Ulf Telander.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is also aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filing or in response to your comments on our filing.

Sincerely,

PROGREEN US, INC.

By:	/s/ Jan Telander
Jan Telander
Chief Executive Officer